FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

               * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  X

               If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Table of Contents

Page

Press Release, dated May 8, 2003, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the first quarter ended March 29, 2003	13

May 8, 2003

DELHAIZE GROUP REPORTS FIRST QUARTER 2003 RESULTS
Net Earnings per Share of EUR 0.50

•	Delhaize Group delivers net earnings per share of EUR 0.50 (EUR 0.52 in 2002) despite 18.3% weaker dollar and charge for store closings in the U.S.
•	Net earnings per share would have increased 14.9% at identical exchange rates
•	Earnings before goodwill and exceptionals per share: +16.9% to EUR 1.07, or +38.0% at identical exchange rates
•	18.3% weaker dollar pushes sales 13.9% lower than in first quarter 2002
•	Operating margin of 4.5% (4.0% in first quarter 2002)
•	Strong free cash flow of EUR 245 million

BRUSSELS, Belgium, May 8, 2003 — Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that in the first quarter of 2003 its net earnings per share amounted to EUR 0.50 despite a 18.3% weaker dollar and exceptional expenses of EUR 32.7 million. Earnings before goodwill and exceptionals grew by 16.9% to EUR 1.07 per share.

Delhaize Group realized EUR 244.9 million free cash flow in the first quarter of 2003. The Group’s net debt decreased from EUR 3.9 billion at the end of 2002 to EUR 3.5 billion at the end of the first quarter 2003 due to the application of free cash flow and the weaker dollar.

(in millions of EUR, except EPS)	1st Q 2003	1st Q 2002	Change

Sales	4,651.6	5,402.2	-13.9%
Operating profit	209.4	215.5	-2.8%
Operating margin	4.5%	4.0%	-
Net earnings	46.3	48.3	-4.2%
Earnings before goodwill and exceptionals	98.5	84.3	+16.9%

Net EPS (in EUR)	0.50	0.52	-4.2%
EPS before goodwill and exceptionals (in EUR)	1.07	0.92	+16.9%

“We are pleased with our first quarter results and our EUR 0.50 net earnings per share, nearly in line with last year despite a huge negative movement in the U.S. dollar and an exceptional charge for store closings,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “The significant cost savings program at Food Lion and continued commercial successes at Hannaford, Delhaize Belgium and in Greece, offset the negative impact of the dollar weakening and the continued weak sales at Food Lion and Kash n’ Karry. The strong free cash flow generation and the weaker dollar led to another significant debt reduction.”

Pursuant to directives under the Sarbanes-Oxley Act in the United States, new regulations became effective on March 28, 2003 concerning the use of measures not defined as standard accounting measures. As a consequence Delhaize Group has stopped using the term “cash earnings” and we are reporting quarterly “operating profit” for our geographical divisions instead of “adjusted EBITDA”. We have also added reconciliation tables to clarify the relationship between non-standard and standard measures. For the new definitions, see page 9.

FIRST QUARTER 2003 EARNINGS

In the first quarter of 2003, total sales decreased by 13.9% to EUR 4.7 billion and were impacted by:

•	the weakening of the dollar by 18.3% (organic sales growth amounted to 0.5%);
•	the Easter holiday situated in the second quarter of 2003 instead of the first quarter of 2002;
•	the closing of 41 Food Lion stores and one Kash n’ Karry store in January-February 2003;
•	continued soft sales at Food Lion and Kash n’ Karry; and
•	the continued strong sales of the other operations, with high comparable store sales growth in Belgium (+6.5%), Greece and at Hannaford in the U.S.

The operating margin of Delhaize Group increased to 4.5% (4.0% in 2002) due to major cost savings, primarily at Food Lion, resulting in a reduction of operating costs (excluding depreciation and amortization) to 18.2% of sales (18.8% in 2002). The gross margin decreased 20 basis points due to the negative impact of the U.S. dollar depreciation on the contribution of the high margin U.S. operations to the Group result. Operating profit amounted to EUR 209.4 million, 2.8% lower than the prior year due to the U.S. dollar weakening. At identical exchange rates the operating profit of Delhaize Group would have increased by 16.8%.

Net earnings decreased by 4.2% primarily due to an exceptional expense and the weakening of the U.S. dollar. Exceptional expense was EUR 32.7 million in the first quarter of 2003 due to charges for the closing of the 42 U.S. stores and the reduction of approximately 400 support and management positions at Food Lion. Net earnings would have increased by 14.9% at identical exchange rates.

In the first quarter of 2003, earnings before goodwill and exceptionals were EUR 1.07 per share, an increase of 16.9% compared to 2002 (+38.0% at identical exchange rates). This increase was better than the evolution of operating income due to lower financial expenses and a decreased effective tax rate.

FIRST QUARTER 2003 BALANCE SHEET AND CASH FLOW

Delhaize Group continued to generate strong free cash flow of EUR 244.9 million in the first quarter of 2003 due to solid earnings and reduced capital spending.

Delhaize Group’s net debt amounted to EUR 3.5 billion at the end of the first quarter of 2003, a decrease of EUR 376.5 million compared to EUR 3.9 billion at the end of 2002. At identical exchange rates, net debt would have decreased by EUR 261.5 million. Delhaize Group applied EUR 244.9 million free cash flow to net debt reduction and decreased lease obligations by EUR 11.2 million. The net debt to equity ratio was reduced to 99.2% at the end of the first quarter of 2003 compared to 109.4% at the end of 2002.

GEOGRAPHICAL OVERVIEW

		Sales		Operating Profit / (Loss)

(in millions)	1st Q	1st Q	2003	1st Q	1st Q	2003	% of
	2003	2002	/2002	2003	2002	/2002	Sales

United States USD	3,690.7	3,742.0	-1.4%	190.3	171.5	+11.0%	5.2%
Belgium EUR	869.2	804.1	+8.1%	36.2	23.2	+56.5%	4.2%
Southern and Central Europe EUR	290.2	276.6	+4.9%	2.6	0.8	N/A	0.9%
Asia EUR	52.9	52.7	+0.5%	(1.9)	(1.3)	-44.5%	-3.6%

TOTAL EUR	4,651.6	5,402.2	-13.9%	209.4	215.5	-2.8%	4.5%

•	In the first quarter of 2003, the contribution of Delhaize America to the sales of Delhaize Group amounted to USD 3.7 billion (EUR 3.4 billion), a decrease of 1.4% over the first quarter of 2002 due to a decrease of comparable store sales by 2.2%, the absence of store openings and the closing of 41 Food Lion stores and one Kash n’ Karry store. Sales continued to be soft at Food Lion and Kash n’ Karry due to the weak economy and the competitive environment, while Hannaford continued to perform strongly. Also the timing of the Easter holiday – included in the first quarter of 2002 and the second quarter of 2003 - impacted sales negatively. Excluding the Easter effect, comparable store sales of Delhaize America would have declined by 1.1%.

Despite the weak sales performance, Delhaize America grew its operating profit by 11.0% to USD 190.3 million (EUR 177.3 million) thanks to strong margin increase. The operating margin of Delhaize America grew to 5.2% (4.6% in 2002) due to major reductions in costs and expenses. In January-February 42 stores were closed. The reduction in the support and management structure of Food Lion by 400 positions has begun in the quarter. Food Lion has identified USD 100 million cost savings in 2003 to strengthen its competitive position through low price leadership and to protect is profitability.

•	Delhaize Belgium sales grew by 8.1% to EUR 869.2 million thanks to the expansion of the sales network and comparable store sales growth of 6.5%. The ongoing strong comparable store sales growth was due to the continued success of Delhaize Belgium’s commercial policy introduced a year ago. The market share of Delhaize Belgium increased.

Despite the major price investments the previous year that accompanied the introduction of the new commercial policy, the operating margin of Delhaize Belgium grew strongly to 4.2% (2.9% in 2002) because of disciplined cost management. The strong sales and operating margin resulted in an increase of the operating profit of Delhaize Belgium to EUR 36.2 million (EUR 23.2 million in 2002).

•	In the first quarter of 2003, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew by 4.9% to EUR 290.2 million. In Greece, the Alfa-Beta stores, including the converted Trofo stores, continued to perform very well. Delvita’s sales remained weak due to price deflation and the competitive environment, but its operating margin evolved favorably thanks to an improved sales mix and expense reductions. The operating profit of the Southern and Central European operations of Delhaize Group grew to EUR 2.6 million.

•	Sales of the Asian operations of Delhaize Group amounted to EUR 52.9 million (EUR 52.7 million in 2002). In the first quarter of 2003, the sales contribution of the Asian operations was weak due to the depreciation of the Asian currencies, particularly the Singaporean dollar, and competitive activity in Thailand. The operating loss of the Asian activities of Delhaize Group amounted to EUR -1.9 million.

2003 FINANCIAL OUTLOOK

Delhaize Group confirms the earlier guidance for the expected sales and earnings for the year 2003 as it was detailed in the press release of March 13, 2003.

Conference Call and Webcast
The Delhaize Group management will comment on the first quarter 2003 results during a conference call starting May 8, 2003 at 03.00 p.m. CET / 09:00 a.m. EDT. The meeting can be attended by calling + 44 20 7950 1251 (U.K. participants) or + 1 630 395 0034 (U.S. participants), with “Delhaize” as password. The meeting will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group
Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,527 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Number of Stores

	End of 1st Q 2003	Change 1st Q 2003	End of 2002

United States	1,444	-41	1,485
Belgium	707	-	707
Greece (1)	111	-	111
Czech Republic	93	-	93
Slovakia	16	-	16
Romania	12	-	12
Thailand	36	+2	34
Indonesia	34	-	34
Singapore	33	-2	35

TOTAL	2,486	-41	2,527

(1)	Adjusted for both 2002 and 2003 figures to include seven Trofo Market-franchised stores. These stores are formerly ENA wholesale customers that have been converted to full franchise operations.

Income Statement

(in millions of EUR)	1st Q 2003	1st Q 2002

Sales	4,651.6	5,402.2
Cost of goods sold	(3,435.7)	(3,981.6)

Gross profit	1,215.9	1,420.6
Gross margin	26.1%	26.3%
Depreciation	(119.9)	(145.5)
Amortization of goodwill and intangibles	(38.9)	(44.1)
Salaries, miscellaneous goods and services, other operating income/ (expense)	(847.7)	(1,015.5)
Operating costs (excl. depreciation and amortization) % of sales	18.2%	18.8%

Operating profit	209.4	215.5
Operating margin	4.5%	4.0%
Financial income / (expense)	(93.4)	(124.4)

Profit before income taxes and exceptional items	116.0	91.1
Other income / (expense)	(1.4)	(0.4)
Exceptional income / (expense)	(32.7)	-

Profit before income taxes	81.9	90.7
Income taxes	(36.1)	(43.4)

Net profit from consolidated companies	45.8	47.3
Minority interests	0.5	1.0

Net earnings	46.3	48.3
Net EPS (in EUR)	0.50	0.52

Weighted average number of shares	92,057,400	92,075,054
Number of shares outstanding at the end of the 1st quarter (1)	92,392,704	92,392,704
Average EUR exchange rate in USD	1.0731	0.8766

(1)	In the first quarter of 2003, Delhaize Group did not repurchase or use (in conjunction with stock option exercises) any of its shares. Delhaize Group owned 335,304 treasury shares at the end of March 2003, when they were valued at EUR 16.54

Earnings Reconciliation

(in millions of EUR)	1st Q 2003	1st Q 2002

Net earnings	46.3	48.3

Add (subtract):
Amortization of goodwill and intangibles	38.9	44.1
Taxes and minority interests on amortization of goodwill and intangibles	(7.0)	(8.1)
Exceptional income / (expense)	32.7	-
Taxes and minority interests on exceptional income / (expense)	(12.4)	-

Earnings before goodwill and exceptionals	98.5	84.3

EPS before goodwill and exceptionals (in EUR)	1.07	0.92

Balance Sheet

(in millions of EUR)	March 31, 2003	December 31, 2002	March 31, 2002

Assets
Fixed assets	7,780.9	8,080.6	9,117.6
Goodwill	3,100.6	3,163.1	3,510.9
Other intangible assets	1,082.0	1,138.6	1,363.2
Tangible assets	3,563.9	3,743.3	4,195.9
Financial assets	34.4	35.6	47.6
Current assets	2,743.2	2,759.5	3,000.2
Inventories	1,565.6	1,707.7	1,847.5
Receivables and other assets	561.1	628.2	641.2
Treasury shares	5.5	5.9	17.5
Cash and short-term investments	611.0	417.7	494.0
Total assets	10,524.1	10,840.1	12,117.8

Liabilities
Group equity	3,548.2	3,563.0	3,819.5
Shareholders’ equity	3,516.0	3,528.7	3,784.8
Minority interests	32.2	34.3	34.7
Provisions and deferred tax liabilities	832.8	870.8	950.2
Long-term debt	3,656.0	3,806.6	4,619.9
of which financial debt	3,640.5	3,790.5	4,603.5
Current liabilities	2,487.1	2,599.7	2,728.2
of which financial liabilities	491.8	525.0	480.0
Total liabilities	10,524.1	10,840.1	12,117.8

EUR exchange rate in USD	1.0895	1.0487	0.8724

Net Debt Reconciliation

(in millions of EUR)	March 31, 2003	December 31, 2002

Long term financial debt	3,640.5	3,790.5
Current financial liabilities	491.8	525.0
Cash and short-term investments	(611.0)	(417.7)

Net debt	3,521.3	3,897.8
Net debt to equity ratio	99.2%	109.4%

Cash Flow Statement

(in millions of EUR)	1st Q 2003	1st Q 2002

Operating activities
Income before minority interests	45.8	47.3
Adjustments for
Depreciation and amortization	164.5	189.6
Income taxes and interest expenses	146.3	159.1
Other non-cash items	3.9	6.4
Changes in working capital requirement	3.8	38.8
Uses of provisions for liabilities and deferred taxation	(12.4)	(3.3)
Interests paid	(32.1)	(37.2)
Income taxes paid	(8.6)	(10.7)
Net cash provided by operating activities	311.2	390.0

Investing activities
Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	-	(6.9)
Purchase of tangible assets (capital expenditures)	(70.5)	(130.6)
Other investing activities	4.2	(9.3)
Net cash used in investing activities	(66.3)	(146.8)

Cash flow before financing activities	244.9	243.2

Financing activities
Proceeds from the exercise of share warrants and stock options	-	1.9
Treasury shares repurchased	-	(7.0)
Additions to (repayments of) long-term loans (net of direct financing costs)	(9.3)	11.0
Repayments of short-term loans	(30.6)	(143.8)
Net cash used in financing activities	(39.9)	(137.9)

Effect of foreign exchange translation differences and change of scope of consolidation	(11.7)	4.0
Net increase in cash and cash equivalents	193.3	109.3
Cash & cash equivalents at beginning of period	417.7	384.7
Cash & cash equivalents at end of period	611.0	494.0

Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2003	1st Q 2002

Net cash provided by operating activities	311.2	390.0
Net cash used in investing activities	(66.3)	(146.8)
Dividends and directors’ remuneration paid	-	-
Free cash flow (after dividend payments)	244.9	243.2

Organic Sales Growth Reconciliation

(in millions of EUR)	1st Q 2003	1st Q 2002%

Sales	4,651.6	5,402.2	-13.9%
Effect of exchange rates	779.6	-	-

Sales at identical exchange rates	5,431.2	5,402.2	+0.5%

Organic sales growth	5,431.2	5,402.2	+0.5%

Adjusted EBITDA Reconciliation

(in millions of EUR)	1st Q 2003	1st Q 2002

Net earnings	46.3	48.3

Add (subtract):
Minority interests	(0.5)	(1.0)
Income taxes	36.1	43.4
Exceptional income/(expense)	32.7	-
Other income/(expense)	1.4	0.4
Financial income/(expense)	93.4	124.4
Depreciation	119.9	145.5
Amortization of goodwill and intangibles	38.9	44.1

Adjusted EBITDA	368.2	405.1
As % of sales	7.9%	7.5%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)		1st Q 2003		1st Q 2002	2003/2002

	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates

Sales	4,651.6	779.6	5,431.2	5,402.2	-13.9%	+0.5%
Adjusted EBITDA	368.2	69.9	438.1	405.1	-9.1%	+8.1%
Operating profit	209.4	42.2	251.6	215.5	-2.8%	+16.8%
Net earnings	46.3	9.2	55.5	48.3	-4.2%	+14.9%
Net EPS	0.50	0.10	0.60	0.52	-4.2%	+14.9%
Earnings before goodwill and exceptionals	98.5	17.7	116.2	84.3	+16.9%	+37.9%
EPS before goodwill and exceptionals	1.07	0.19	1.26	0.92	+16.9%	+38.0%
Free cash flow	244.9	49.9	294.8	243.2	+0.7%	+21.2%

(in millions of EUR)		March 31, 2003		Dec. 31, 2002	Change

Net debt	3,521.3	115.0	3,636.3	3,897.8	-9.7%	-6.7%

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the quarterly consolidated accounts of Delhaize Group as at March 31, 2003. Our limited review consisted, for the most part, of analyzing and discussing financial information and was consequently less extensive than a review the purpose of which was to form an opinion on annual accounts. Our limited review did not reveal any significant adjustments which would be required to be made to the quarterly consolidated accounts as presented. - Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Final date for depositing shares for the General Meeting of Shareholders	May 16, 2003
•	General Meeting of Shareholders	May 22, 2003
•	ADR dividend record date	May 23, 2003
•	Dividend for the financial year 2002 becomes payable to owners of ordinary shares	May 26, 2003
•	Dividend for the financial year 2002 becomes payable to ADR holders	June 5, 2003
•	Press release - 2003 second quarter results	August 1, 2003
•	Press release - 2003 third quarter results	November 6, 2003

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests
•	Comparable store sales: sales from the same stores, including relocations and expansions
•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests
•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period
•	Free cash flow: cash flow before financing activities less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests
•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)
•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash.
•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates
•	Outstanding shares: the number of shares issued by the Company, including treasury shares
•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising
•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize

Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

DELHAIZE AMERICA, INC.
Unaudited Condensed Consolidated Financial Statements*
for the First Quarter Ended March 29, 2003

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended Mar 29, 2003 and Mar 30, 2002

(Dollars in thousands)

	13 Weeks	13 Weeks
	Mar 29,2003	Mar 30,2002

	(A)	(B)	A%	B%

Net sales and other revenues	$3,681,128	$3,705,988	100.00	100.00
Cost of goods sold	2,712,990	2,747,676	73.70	74.14
Selling and administrative expenses	753,092	768,429	20.46	20.73

Operating income	215,046	189,883	5.84	5.13
Interest expense	79,686	87,326	2.16	2.36

Income from continuing operations and before income taxes	135,360	102,557	3.68	2.77
Provision for income taxes	50,075	41,002	1.36	1.11

Income before discontinued operations, net of tax	85,285	61,555	2.32	1.66
Discontinued operations, net of tax	22,246	2,328	0.60	0.06

Income before cumulative effect of change in accounting principle	63,039	59,227	1.72	1.60
Cumulative effect of change in accounting principle, net of tax	10,946	284,097	0.30	7.67

Net income (loss)	$52,093	$(224,870)	1.42	(6.07)

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)	March 29, 2003	December 28, 2002
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$308,458	$131,641
Receivables, net	117,084	142,371
Receivable from affiliate	11,630	14,483
Income tax receivable	—	6,036
Inventories	1,239,543	1,340,847
Prepaid expenses	79,690	30,622
Deferred tax assets	23,474	18,976

Total current assets	1,779,879	1,684,976

Property and equipment, net	2,979,312	3,041,465
Goodwill, net	2,907,309	2,907,305
Other intangibles, net	785,516	792,689
Reinsurance recoverable from affiliate	123,561	119,827
Other assets	95,235	88,554

Total assets	$8,670,812	$8,634,816

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$675,390	$762,179
Dividend payable	114,636	114,636
Payable to affiliate	—	8,959
Accrued expenses	380,140	314,851
Capital lease obligations — current	33,254	32,652
Long term debt—current	27,889	28,294
Other liabilities — current	52,738	49,372
Income taxes payable	43,569	—

Total current liabilities	1,327,616	1,310,943

Long-term debt	2,946,704	2,951,072
Capital lease obligations	677,724	698,283
Deferred income taxes	335,020	357,314
Other liabilities	284,954	273,502

Total liabilities	5,572,018	5,591,114

Shareholders’ equity:
Class A non-voting common stock	53,222	53,222
Class B voting common stock	37,645	37,645
Accumulated other comprehensive loss, net of tax	(69,349)	(71,130)
Additional paid-in capital, net of unearned compensation	2,468,634	2,467,397
Retained earnings	608,642	556,568

Total shareholders’ equity	3,098,794	3,043,702

Total liabilities and shareholders’ equity	$8,670,812	$8,634,816

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	13 Weeks	13 Weeks
	3/29/03	3/30/2002

Cash flows from operating activities
Net income/ (loss)	$52,093	$(224,870)

Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	10,946	284,097
Discontinued operations	27,507	-
Streamline charges	2,346	-
Depreciation and amortization	111,771	112,671
Depreciation and amortization — discontinued	444	1,440
Amortization of debt fees/costs	489	503
Amortization of debt premium/discount	283	295
Amortization of deferred loss on derivative	2,071	2,128
Amortization and termination of restricted shares	1,237	2,673
Accrued interest on interest rate swap	(4,201)	-
Loss on disposals of property and capital lease terminations	1,592	117
Deferred income taxes provision (benefit)	(27,579)	1,006
Other	496	35
Changes in operating assets and liabilities which provided (used) cash :
Receivables	25,287	49,857
Net receivable from affiliate	(6,106)	10,357
Income tax receivable	6,036	8,429
Inventories	81,054	17,020
Prepaid expenses	(49,068)	(38,776)
Other assets	(1,544)	289
Accounts payable	(83,664)	34,203
Accrued expenses	61,750	42,970
Income taxes payable	49,747	20,966
Other liabilities	(14,842)	(1,585)

Total adjustments	196,052	548,695

Net cash provided by operating activities	248,145	323,825

Cash flows from investing activities
Capital expenditures	(58,653)	(92,435)
Proceeds from sale of property	1,617	4,001
Other investment activity	(2,235)	(1,785)

Net cash used in investing activities	(59,271)	(90,219)

Cash flows from financing activities
Net payments under short-term borrowings	-	(140,000)
Principal payments on long-term debt	(4,247)	(4,130)
Principal payments under capital lease obligations	(7,791)	(7,153)
Warrants common stock purchases	(19)	-
Parent common stock repurchased	-	(4,482)
Proceeds from stock options exercised	-	1,636

Net cash used in financing activities	(12,057)	(154,129)

Net increase in cash and cash equivalents	176,817	79,477

Cash and cash equivalents at beginning of year	131,641	137,206

Cash and cash equivalents at end of period	$308,458	$216,683

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	7,301	10,984
Change in reinsurance recoverable and other liabilities	3,734	67
Other	447	-
Investment in WWRE	-	3,000
Delhaize Group Share Exchange final adjustment to purchase price allocation:
Property	-	44,433
Deferred income taxes	-	43,752
Capital lease obligations	-	4,475
Accrued expenses	-	5,156
Reclassification of deferred taxes to goodwill related to intangible assets that did not meet the separability criteria of SFAS No.141	-	117,895

DELHAIZE AMERICA, INC.
Supplemental Information
(unaudited)

	First quarter ended
	March 29,	March 30,
	2003	2002

Adjusted EBITDA (Dollars in millions):

Net income/ (loss)	$52.1	$(224.9)
Add (subtract):
Cumulative effect of change in accounting principle	10.9	284.1
Discontinued operations, net of tax	22.2	2.3
Income taxes	50.1	41.0
Interest expense	79.7	87.3
Depreciation	102.6	103.3
Amortization of intangible assets	9.2	9.4
LIFO expense	-	0.6

Adjusted EBITDA	$326.8	$303.1

As a percent of Delhaize America sales	8.9%	8.2%

EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):

Net income	$52.1	($224.9)
Add back, net of tax:
Cumulative effect of change in accounting principle	10.9	284.1
Amortization of intangibles	5.7	5.8

Earnings before amortization and exceptional items	$68.7	$64.9

FREE CASH FLOW RECONCILIATION (Dollars in thousands):

Net cash provided by operating activities	$248,145	$323,825
Net cash used in investing activities	(59,271)	(90,219)
Dividends paid	-	-

Free cash flow	$188,874	$233,606

NET DEBT RECONCILIATION (Dollars in thousands):

Long-term debt	$2,946,704	$3,061,496
Captial lease obligations	677,724	692,344
Long-term debt current	27,889	18,007
Capital lease obligations — current	33,254	29,824
Short term borrowings	-	-
Cash and cash equivalents	(308,458)	(216,683)

Net debt	$3,377,113	$3,584,988

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	3	8
Stores acquired	0	0
Stores closed	44	3
Stores renovated	6	29

Total stores	1444	1464

Capital expenditures (dollars in millions)	$58.7	$92.4
Total square footage (in millions)	53.3	53.6
Square footage increase	-1%	4%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 9, 2003	By:	/s/ Michael R. Waller

Michael R. Waller
Senior Vice President